Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 40

DATED OCTOBER 20, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 40 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 37 dated September 8, 2006, Supplement No. 38 dated September 22, 2006, and Supplement No. 39 dated October 11, 2006.  This supplement adds certain information to the prospectus section entitled “Business and Policies” as described below.  You should read this Supplement No. 40 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies” which begins on page 107 of the prospectus.  A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Acquired Properties

We entered into a joint venture and purchased a property on the respective dates indicated below.

Parkway Centre North - Phases I & II; Grove City, Ohio

On October 13, 2006, we entered into a joint venture with Stringtown Partners North, LLC, an unaffiliated third party, which joint venture holds a fee title in a newly constructed shopping center known as Parkway Centre North containing approximately 133,678 gross leasable square feet.  The center is located at Stringtown Road and Buckeye Parkway in Grove City, Ohio.  The center will be constructed in two phases and both are located on the same property.  Parkway Centre North Phase I was built over an eighteen-month period beginning in 2005.  Parkway Centre North Phase II is substantially completed and contains 32,396 square feet.  As of October 1, 2006, Phase I was one hundred percent occupied, with a total of approximately 101,282 square feet leased to three tenants.  The property competes with at least six other retail centers in the Columbus retail market and greater Columbus submarket for sales, tenants or both.

Stringtown Partners North contributed the Phase I and Phase II property to the joint venture, and we made a capital contribution to the joint venture in the amount of $14.9 million, which represents Phase I's purchase price.  In return, we received almost one hundred percent of the equity interests in the joint venture, and Springtown Partners North received an interest of nominal value.  Springtown Partners North will receive additional equity interests in the joint venture as part of an earnout arrangement with respect to Phase II.  The Phase II earnout relates to approximately 32,396 square feet of vacant and unoccupied space, and the Phase II maximum earnout interests are valued at approximately $12.1 million.  The earnout period is twenty-four months, during which Stringtown Partners North is entitled to receive earnout interests in the joint venture when a vacant, unoccupied Phase II space is leased and the tenant has taken possession and commenced paying rent.  If the earnout is fully earned, we would own approximately fifty-four percent of the interests in the joint venture, and the remaining interests would be owned by Stringtown Partners North.  Stringtown Partners North earns five percent per annum as a preferred return on its interest.  After Stringtown Partners North has received its preferred return, we earn fifteen percent per annum through our subsidiary member as a preferred return on our interest.  Stringtown Partners North has a fifteen-month option to require us to purchase its interest beginning approximately one year from its entry into the joint venture agreement.  Upon the expiration of this option, we have a twenty-one month option to purchase all of the interests of Stringtown Partners North in the joint venture.  The option purchase price of the Stringtown Partners North interests is the sum of (i) its invested capital plus (ii) a 6% per annum return on invested capital, as adjusted from time to time, less distributions.  We may borrow monies using this property as collateral.

We do not intend to make significant repairs or improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenants are obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

We are of the opinion that the property is adequately covered by insurance.

The three retail tenants located in Phase I, Dick's Sporting Goods, Best Buy and Michaels, each lease more than ten percent of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

		% of	Base Rent
	Approximate	Total	Per Square
	GLA Leased	GLA	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	Phase I only	Annum ($)	Options	Beginning	To
Dick's Sporting Goods	49,447	49	10.00	4/5 yr.	10/06	09/11
			10.50		10/11	01/17

Best Buy	30,000	30	14.00	4/5 yr.	10/06	09/11
			14.50		10/11	01/17

Michaels	21,835	22	11.10	4/5 yr.	09/06	09/16

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid for Phase I in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $87,701.  The real estate taxes paid were calculated by multiplying Parkway Centre North's assessed value by a tax rate of 7.7%.

For federal income tax purposes, the depreciable basis in this property is approximately $20.2 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

No lease expires prior to December 31, 2015.  The property is newly constructed, so there is no annual rental per square foot data for the last five years.

Lincoln Village; Chicago, Illinois

On October 13, 2006, we purchased, through a wholly-owned subsidiary formed for this purpose, a fee simple interest in approximately 7.6 acres of land that contains an existing shopping center known as Lincoln Village.  Lincoln Village consists of approximately 134,362 gross leasable square feet (excluding ground lease space).  The center is located at 6201 North Lincoln Avenue in Chicago, Illinois.  Lincoln Village was built during the 1950's and renovated in 2002.  As of October 1, 2006, this property was ninety-seven percent occupied, with a total of approximately 130,601 square feet (excluding two ground lease tenants) leased to twenty-seven tenants.  The property is located in the Chicago retail market and the city north submarket and competes with at least five other retail centers in its submarket for sales, tenants or both.

In connection with the acquisition of Lincoln Village, we assumed a ground lease of approximately 2.4 acres of adjacent land owned by the Metropolitan Water Reclamation District of Greater Chicago.  This ground lease terminates on December 31, 2063 and provides for fixed rent of $106,000 per annum (10% of the appraised value of the land as of the effective date of January 1, 2003) until December 31, 2013.  The rent is subject to adjustment on January 1, 2014 and on January 1st every ten years thereafter and will be an amount equal to ten percent of the value of the land as appraised according to the terms of the lease.

We purchased this property from an unaffiliated third party, BGP Lincoln Village L.L.C., for approximately $40.1 million in cash and may later borrow monies using it as collateral.

We do not intend to make significant repairs or improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenants are obligated to pay a substantial portion of any monies spent pursuant to their leases.  One of the tenants that subleases the ground leased property described above is obligated by its lease to construct a senior living facility, which construction will essentially complete the development.

We are of the opinion that the property is adequately covered by insurance.

Two tenants, Borders Books & Music and Office Depot, each lease more than ten percent of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Borders Books & Music	24,500	18	22.00	4/5 yr.	01/03	04/13
			24.20		05/13	04/18
			26.62		05/18	04/23

Office Depot	24,112	18	9.95	3/5 yr.	01/93	12/12

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $723,190.  The real estate taxes paid were calculated by multiplying Lincoln Village's assessed value by a tax rate of 16.34%.  We have assumed all remaining rights and obligations of the seller under a redevelopment agreement between the seller and the City of Chicago and a tax income allocation revenue note made by the City in favor of the seller.  Pursuant to the redevelopment agreement and note, the City has agreed, subject to certain conditions, to make payments of tax increment financing (TIF) funds to us pursuant to certain City ordinances based on amounts expended in redeveloping the property.  The remaining principal balance of the TIF funds available to be paid to us is $4.95 million.  The note from the City of Chicago accrues interest at an annual 8% interest rate.  Among other obligations we have assumed, we must complete the redevelopment and generally maintain a seventy percent lease and occupancy rate.

For federal income tax purposes, the depreciable basis in this property is approximately $30.1 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	-	-	-	-
2007	6	39,804	488,138	19.07%
2008	6	6,568	164,250	7.80%
2009	2	5,109	112,962	5.73%
2010	1	2,736	42,408	2.28%
2011	2	12,788	211,968	11.61%
2012	2	11,887	236,796	15.49%
2013	5	10,162	406,089	27.58%
2014	-	-	-	-
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Lincoln Village expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending	Occupancy Rate as of	Effective Annual Rental Per
December 31	December 31	Square Foot

2005	84%	18.93
2004	82%	18.99
2003	78%	18.43
2002	37%	12.45
2001	33%	11.29

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of October 19, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	101,651,249	1,016,512,490	106,733,811	909,778,679

Shares sold pursuant to our distribution reinvestment program:	1,442,782	13,706,430	-	13,706,430

	103,114,031	1,030,418,920	106,733,811	923,685,109

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.